PRIVATE & CONFIDENTIAL – INTERNAL USE ONLY

CODE OF ETHICS

Issued by: Compliance

Release date: January 2024

Scope: Group

CODE OF ETHICS

CODE OF ETHICS

This Code of Ethics (the “Code of Ethics”) is an essential component of the Systematica Compliance Framework and addresses a number of key issues concerning the conduct of all Employees.

Each Employee is responsible for ensuring their strict compliance with the provisions of the Code of Ethics. Systematica has a zero tolerance policy for violations of the Code of Ethics and therefore may subject offenders to reprimand, suspension or termination of employment.

The Code of Ethics applies to all entities of the Systematica Group, as defined in the Systematica Global Definitions, as updated from time to time.

Any defined terms in the Code of Ethics shall have the meaning given to them in the Systematica Global Definitions, as updated from time to time, unless otherwise defined below.

The Code of Ethics incorporates the Disclaimer set out in the Systematica Global Definitions, as updated from time to time.

The Code of Ethics has been formulated to seek to ensure compliance with all applicable regulatory requirements, details of which can be found within the Systematica Global Definitions, as updated from time to time.

The Code of Ethics is predicated on the principle that all entities within the Systematica Group have a fiduciary duty to the Clients. All Employees are required act with competence, diligence and integrity and in an ethical manner when dealing with Clients, their Investors, the public, prospective clients and investors, third-party service providers and fellow Employees. Accordingly, Employees must avoid activities, interests and relationships that run contrary (or appear to run contrary) to the best interests of the Clients as a whole. The following set of principles frame the professional and ethical conduct that Systematica expects from its Employees at all times:

•	to act with integrity, competence, diligence and respect, and in an ethical manner with the public, Clients, prospective clients and Investors and other participants in the global capital markets;

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to place the integrity of the investment profession, the interests of Clients, and the interests of Systematica above their own personal interests. As a fiduciary, Systematica will serve in its Clients’ best interests as a whole. The Employees may not benefit at the expense of the Clients. This concept is particularly relevant when the Employees are making personal investments in securities traded by the Clients;

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to adhere to the fundamental standard that the Employees should not take inappropriate advantage of their position. Employees must not accept investment opportunities, gifts, entertainment or other gratuities from individuals seeking to conduct business with Systematica, or on behalf of a Client, unless in compliance with the Gifts and Entertainment Policy;

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to avoid any actual or potential conflicts of interest and, when this is not possible, to report them to Compliance so that mitigating measures can be put in place; record of the actual or potential conflict can be produced; and thereafter, the submission of the recording to the Executive Committee of the Investment Manager for its consideration in the interests of transparency;

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not to engage in personal investing unless in compliance with the Code of Ethics. The Employees must conduct all personal securities transactions in a manner consistent with the Personal Account Dealing Policy;

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CODE OF ETHICS

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to use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, taking investment actions, and engaging in other professional activities;

•	to practice and encourage others to practice in a professional and ethical manner that will reflect favourably on the Employee and Systematica;

•	to promote the integrity of, and uphold the rules governing capital markets;

•	to maintain and improve one’s professional competence and strive to maintain and improve the competence of other Employees; and

•	to maintain full compliance with the applicable regulatory requirements, including the United States securities laws, as well as abide by Systematica’s Market Abuse and Insider Trading Policy.

The Systematica Personal Account Dealing Policy is deemed to be included as part of this Code of Ethics and can be found either in a designated folder available to all Employees on the Systematica Shared Drive or on the internal intranet site, Mercury.

In addition, the Market Abuse & Insider Trading Policy and the Gifts and Entertainment Policy are deemed to be incorporated in this Code of Ethics; each of which can also be found on Mercury.

Any questions with respect to this Code of Ethics should be directed to the CCO or, in the absence of the former, to Compliance. Employees must promptly report any violations of the Code of Ethics to the CCO or, in the absence of the former, to Compliance.

All reported potential or material violations of the Code of Ethics will be treated as being made on an anonymous basis. Each Employee is required to provide a written acknowledgment, at the time he or she is hired, as well as on an annual basis thereafter (or more frequently as Systematica may require from time to time), certifying that he or she has received, read and understood this Code of Ethics.

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